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                                                                    EXHIBIT 99.2


AMENDMENT TO THE SHARE PURCHASE AGREEMENT DATED OCTOBER 23, 2001

                                     between


NIKLAUS ZENGER, ROSSLIWEG 12, 4538 OBERBIPP, SCHWEIZ OR HIS ASSIGNS

(hereinafter referred to as "Buyer")

                                       and

GEORGE BROADY, DALLAS, TX OR HIS ASSIGNS

(hereinafter referred to as "Seller")


It has been decided to submit this transaction to the shareholders of Ultrak for their approval and the parties agree to amend this agreement to become effective only upon such approval.

Pending such approval moneys due to the seller will be paid in cash into an escrow account with Beal Marfurt, Notary, Spitalgasee 9, 3011 Berne, Switzerland as follows: $1,000,000 immediately upon the SEC approval of the proxy related to the shareholder approval; $1,000,000 on November 30th 2001 or such later date that the shareholders of Ultrak have approved this transaction and the remaining $1,000,000 will be paid on December 15th 2001 or such later date that the shareholders of Ultrak approved this transaction. Upon the approval of this transaction by the Ultrak shareholders, all of the funds in the escrow account will be disbursed immediately to the seller.

As the voting control will not pass from the seller to the buyer until the approval of this transaction by the shareholders of Ultrak (effective date) the seller represents and guarantees to the buyer that he will vote his preferred and his common shares approving this transaction.

November 7th 2001



Seller:                                           Buyer:

/s/ George Broady                                 /s/ Niklaus Zenger

George Broady                                     Niklaus Zenger